EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Third Quarter		First Nine Months
(Dollars in millions)	2004	2003	2004	2003

Earnings before income taxes and cumulative effect of
changes in accounting principles	$48	$(471)	$45	$(393)
Add:
Interest expense	30	31	92	96
Appropriate portion of rental expense (1)	3	0	11	13
Amortization of capitalized interest	3	3	11	9
Earnings as adjusted	$84	$(437)	$159	$(275)

Fixed charges:
Interest expense	$30	$31	$92	$96
Appropriate portion of rental expense (1)	3	0	11	13
Capitalized interest	1	1	3	3
Total fixed charges	$34	$32	$106	$112

Ratio of earnings to fixed charges	2.5x	(A)	1.5x	(A)

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

(A)	Due to the net loss reported, the coverage ratio was less than 1x. To achieve a coverage ratio of 1x, additional pre-tax earnings of $469 million and $387 million would have been required for the third quarter and first nine months 2004, respectively.

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